Merrill Lynch Series Fund, Inc.
Series Number: 1
File Number: 811-3091
CIK Number: 319108
Money Reserve Portfolio
For the Period Ending: 06/30/2004

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the six months ended June 30, 2004.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date
03/02/2004	$4,442	Clipper Receivables Comp	1.040%	05/13/2004
03/12/2004	6,625	Amstel Funding Corp.	1.040	04/15/2004
03/15/2004	12,000	Apreco, LLC	1.040	05/17/2004
03/18/2004	5,000	Apreco, LLC	1.030	04/30/2004
05/12/2004	2,737	Clipper Receivables Comp	1.070	07/07/2004
05/17/2004	5,018	Barton Capital Corporation	1.050	06/08/2004
05/19/2004	10,000	Clipper Receivables Comp	1.100	07/12/2004
05/20/2004	1,028	Thunder Bay Funding	1.040	06/02/2004
06/04/2004	9,291	Edison Asset Securitiz	6.650	11/01/2004